December 20, 2018

Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics PLC
60 Jubilee Avenue, Milton Park
Abingdon, Oxfordshire OX14 4RX
United Kingdom

       Re: Adaptimmune Therapeutics PLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 15, 2018
           File No. 001-37368

Dear Mr. Rawcliffe:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance